VF 9-29-04

Att 9-28-2004

SECURI[TIES AND EXCHANGE COM]MISSION
Washington, [D.C.]

04013443

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 18801 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 8/1/2003 (MM/DD/YY) AND ENDING 7/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vail Securities Investment, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 West Meadow Drive
(No. and Street)

| Vail | CO | 81657 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald J McMahan, CPA (970) 845-8800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMahan and Associates, LLC
(Name – *if individual, state last, first, middle name*)

| 100 W. Beaver Creek Blvd, #222, P.O.Box 5850 | Avon, | CO | 81620 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED SEP 2 7 2004 PROCESSING WASH, D.C. 208 SECTION

PROCESSED
OCT - 1 2004 E
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Merv Lapin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vail Securities investment, Inc., as of July 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public my commission expires 31/10/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McMahan and Associates, L.L.C.
Certified Public Accountants

Vail Securities Investment, Inc.
(A Colorado Corporation)

Vail, Colorado

July 31, 2004

**Vail Securities Investment, Inc.**
**(A Colorado Corporation)**

**July 31, 2004**

**Table of Contents**

MCMAHAN AND ASSOCIATES, L.L.C.
*Certified Public Accountants and Consultants*

SUITE 222/AVON CENTER
100 WEST BEAVER CREEK BLVD.
P.O. BOX 5850 AVON, CO 81620

WEB SITE: WWW.MCMAHANCPA.COM
TELEPHONE: (970) 845-8800
FACSIMILE: (970) 845-0851
E-MAIL: MCMAHAN@MCMAHANCPA.COM

## INDEPENDENT AUDITOR'S REPORT

**To the Board of Directors**
**Vail Securities Investment, Inc.**
**Vail, Colorado**

We have audited the accompanying statement of financial condition of Vail Securities Investment, Inc. ("Company"), a Colorado corporation, as of July 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Vail Securities Investment, Inc. as of July 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*McMahan and Associates, LLC*

**McMahan and Associates, L.L.C.**
**August 26, 2004**

*Performing services throughout Colorado*

*D. Jerry McMahan, C.P.A.*
*Paul J. Backes, C.P.A.*
*Daniel R. Cudahy, C.P.A.*
*Michael N. Jenkins, C.A., C.P.A.*

**Vail Securities Investment, Inc.**
**(A Colorado Corporation)**
**Statement of Financial Condition**
**July 31, 2004**

| | Allowable in Capital Computation | Non-Allowable in Capital Computation | Total |
|---|---|---|---|
| **Assets:** | | | |
| Cash in banks and short-term funds | 97,568 | - | 97,568 |
| Due from clearing account - Commissions receivable | 171,218 | - | 171,218 |
| Due from shareholder | - | 575,628 | 575,628 |
| Deposit | 25,000 | - | 25,000 |
| Marketable securities | - | 42,840 | 42,840 |
| Prepaid income taxes | 282 | - | 282 |
| **Total Assets** | 294,068 | 618,468 | 912,536 |

| | Aggregate Equity | Non-Aggregate Equity | Total |
|---|---|---|---|
| **Liabilities and Stockholder's Equity:** | | | |
| **Liabilities:** | | | |
| Accounts payable | 12,783 | - | 12,783 |
| **Total Liabilities** | 12,783 | - | 12,783 |
| **Stockholder's Equity** (Note 4 and Page 4): | | | |
| Common stock without par value - 50,000 shares authorized, 110 shares issued and outstanding | 212,494 | - | 212,494 |
| Paid-in capital | 350,000 | - | 350,000 |
| Retained earnings | 337,259 | - | 337,259 |
| **Total Stockholder's Equity** | 899,753 | - | 899,753 |
| **Total Liabilities and Stockholder's Equity** | 912,536 | - | 912,536 |

The accompanying notes are an integral part of these financial statements.

## Vail Securities Investment, Inc.
## (A Colorado Corporation)
## Statement of Income
## Year Ended July 31, 2004

| | |
|---|---|
| **Income:** | |
| Commissions | 793,497 |
| Interest | 3,971 |
| **Total Income** | 797,468 |
| **Expenses:** | |
| Unrealized loss on securities | 51,460 |
| Commissions | 552,248 |
| Communications | 7,057 |
| Promotional costs | 65,355 |
| Regulatory fees and expenses | 93,016 |
| Clerical and administrative expenses | 677 |
| Other operating expenses | 13,147 |
| **Total Expenses** | 782,960 |
| **Income Before Income Taxes** | 14,508 |
| **Income Tax Expense:** | |
| Current | 5,518 |
| | 5,518 |
| **Net Income for the Year** | 8,990 |
| **Income per share of common stock** (Note 6) | 82 |

The accompanying notes are an integral part of these financial statements.

## Vail Securities Investment, Inc.
## (A Colorado Corporation)
## Statement of Changes in Stockholder's Equity
## Year Ended July 31, 2004

| | Paid-In Capital | Common Stock | Retained Earnings |
|---|---|---|---|
| **Balance, July 31, 2003** | 350,000 | 212,494 | 328,269 |
| Income for year ended July 31, 2004 | - | - | 8,990 |
| **Balance, July 31, 2004** | 350,000 | 212,494 | 337,259 |

The accompanying notes are an integral part of these financial statements.

## Vail Securities Investment, Inc.
## (A Colorado Corporation)
## Statement of Cash Flows
## Year Ended July 31, 2004

| | |
|---|---|
| **Cash Flows from Operating Activities:** | |
| Net Income for the Year | 8,990 |
| **Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:** | |
| **Changes in assets and liabilities:** | |
| Prepaid income taxes | (282) |
| Securities | 51,460 |
| Commissions receivable | (155,261) |
| Due from shareholder | 62,720 |
| Accounts payable | 10,144 |
| Deferred tax asset | 5,800 |
| **Total Adjustments to Net Income** | (25,419) |
| **Net Cash (Used) by Operating Activities** | (16,429) |
| **Net (Decrease) in Cash and Cash Equivalents** | (16,429) |
| **Cash and Cash Equivalents - Beginning of Year** | 113,997 |
| **Cash and Cash Equivalents - End of Year** | 97,568 |
| **Cash and cash equivalents are comprised of the following:** | |
| Cash in banks and short-term funds | 97,568 |
| **Interest paid during year** | - |
| **Income tax paid during year** | - |
| **Non-Cash Transaction:** | |
| Unrealized loss - Securities adjusted to market value | 51,460 |
| Deferred tax asset - as a result of net operating loss carryover used in current year | 5,518 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Nature of Business

Vail Securities Investment, Inc. (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the National Association of Securities Dealers (the "NASD"). The Company was incorporated in the State of Colorado, pursuant to Articles of Incorporation filed March 31, 1971.

## 2. Summary of Significant Accounting Policies

### A. Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

These financial statements have been prepared on the accrual basis of accounting which recognizes revenues when earned or assessed and expenses when incurred.

### B. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Marketable securities are valued at market value, and unrealized gains and losses are included in current period earnings.

### C. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### D. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

### E. Income Taxes

The Company uses the liability method of accounting for income taxes, under which deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheet and for operating loss and tax credit carry forwards.

## 2. Summary of Significant Accounting Policies (continued)

### E. Income Taxes (continued)

The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment.

### F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Marketable Securities

| | |
|---|---|
| NASDAQ stock - 6,800 shares at market value | $ 42,840 |

## 4. Cash and Securities Segregated Under Federal and Other Regulations

As required by the Securities Exchange Act of 1934, the Company maintains a reserve bank account and specifically identified Certificates of Deposits for the exclusive benefit of customers. At July 31, 2004, the Company had a reserve requirement of $ 0.

## 5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2004, the Company had net capital, as adjusted, of $281,285 as opposed to a net capital requirement of $100,000.

The percentage of aggregate indebtedness to net capital was 4.54% and the percentage of debt to debt-equity was 98.6%.

## 6. Earnings per Share

Earnings per share of common stock was computed by dividing net income by the 110 shares of common shares outstanding for the period August 1, 2003 through July 31, 2004.

## 7. Related Party Transactions and Significant Customer

The Company is 100% owned and operated by a sole shareholder. The shareholder is a major customer of the Company and is the primary broker.

## 8. Due from Shareholder

The Company has $575,628 due from its sole stockholder at July 31, 2004, with no fixed terms of repayment.

## 9. Deferred Income Tax Asset

At July 31, 2003, the Company accumulated a Net Operating Loss ("NOL") for Federal and State income tax purposes, which in the current year was used to reduce the Company's taxable income. NOLs arising in tax years ending subsequent to August 9, 1997 may be applied against taxable income for up to twenty years following the fiscal year in which the NOL was generated.

The tax benefits of this NOL were recognized on the Company's financial statements at July 31, 2003, using the applicable income tax rates for Federal and State purposes.

## Vail Securities Investment, Inc.
## (A Colorado Corporation)
## Schedule I
## Computation of Net Capital under Rule 15c3-1
## of the Securities and Exchange Commission
## July 31, 2004

| | |
|---|---|
| **Computation of Basic Net Capital Requirements:** | |
| Total ownership equity | 899,753 |
| Deduct: Non-allowable assets | (618,468) |
| **Net capital** | 281,285 |
| **Aggregate indebtedness** | 12,783 |
| **Minimum net capital required** (6-2/3% of aggregate indebtedness) | 852 |
| **Minimum dollar net capital requirement** | 100,000 |
| **Net capital requirement** | 100,000 |
| **Excess net capital** | 181,285 |
| **Excess net capital at 1000%** | 280,007 |
| **Reconciliation with Company's Computation included in Part II of Form X-17A-5 as of July 31, 2004:** | |
| Net capital as reported in Company's Part II FOCUS Report | 122,569 |
| **Net audit adjustments affecting net capital:** | |
| Accounts payable and other | (12,784) |
| Prepaid income taxes | 282 |
| Due from Clearing Account reclassified to "Allowable in Capital Computation" | 171,218 |
| **Net capital at July 31, 2004** | 281,285 |

**Vail Securities Investment, Inc.**
**(A Colorado Corporation)**
**Schedule II**
**Computation for Determination of Reserve Requirements under Rule 15c3-3**
**of the Securities and Exchange Commission**
**July 31, 2004**

| | Credits | Debits |
|---|---|---|
| Free credit balances and other credit balances in customers' security accounts | - | - |
| Customer failed to receive | - | - |
| Failed to deliver customer securities not older than 30 calendar days | - | - |
| Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection, less 1% haircut | - | - |
| **Total** | **None** | **None** |
| **Excess of total credits over debits** | | **None** |
| **Amount required to be on deposit in the Reserve Accounts - 105% of excess total credits over debits** | | **None** |
| **Amount on deposit in Reserve Accounts at July 31, 2004** | | **None** |
| **Unrestricted amount on deposit in Reserve Accounts at July 31, 2004** | | **None** |
| **Reconciliation with Company's Computation included in Part II of Form X-17A-5 as of July 31, 2004** | | **None** |

**Vail Securities Investment, Inc.**
**(A Colorado Corporation)**
**Schedule III**
**Information for Possession or Control Requirements**
**under**
**Rule 15c3-3 of the Securities and Exchange Commission**
**July 31, 2004**

**Market valuation and the number of items of:**

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified in Rule 15c3-3.

   **A. Number of items** **None**

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   **A. Number of items** **None**

MCMAHAN AND ASSOCIATES, L.L.C.
*Certified Public Accountants and Consultants*

SUITE 222/AVON CENTER
100 WEST BEAVER CREEK BLVD.
P.O. BOX 5850 AVON, CO 81620

WEB SITE: WWW.MCMAHANCPA.COM
TELEPHONE: (970) 845-8800
FACSIMILE: (970) 845-0851
E-MAIL: MCMAHAN@MCMAHANCPA.COM

**INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17-a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**To the Board of Directors**
**Vail Securities Investment, Inc.**
**Vail, Colorado**

In planning and performing our audit of the financial statements supplemental schedules of Vail Securities Investment, Inc. (the "Company") for the year ended July 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

***Performing services throughout Colorado***

*D. Jerry McMahan, C.P.A.*
*Paul J. Backes, C.P.A.*

*Daniel R. Cudahy, C.P.A.*
*Michael N. Jenkins, C.A., C.P.A.*

Members: American Institute of Certified Public Accountants/Colorado Society of Certified Public Accountants

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McMahan and Associates, LLC

**McMahan and Associates, L.L.C.**
**August 26, 2004**